As filed with the Securities and Exchange Commission on May 3, 2011
Registration No. 333-169867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
ON FORM F-1 TO
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BROOKFIELD RESIDENTIAL PROPERTIES INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada (State or other jurisdiction of incorporation or organization)	1520 (Primary Standard Industrial Classification Number)	Not applicable (I.R.S. Employer Identification Number)
4906 Richard Road, S.W.
Calgary, Alberta T3E 6L1
(403) 231-8900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brookfield Residential Properties Inc.
Attention: Craig Laurie
3 World Financial Center
200 Vesey Street
New York, NY 10281
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Lawrence Chernin, Esq. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario, Canada M5H 2S7 (416) 979-2211	Alan Norris President and CEO Brookfield Residential Properties Inc. 4906 Richard Road, S.W. Calgary, Alberta T3E 6L1 (403) 231-8900	Richard B. Raymer, Esq. Hodgson Russ LLP 150 King St. West, Suite 2309 P.O. Box 205 Toronto, Ontario, Canada M5H 1J9 (416) 595-5021

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this post-effective amendment to registration statement
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒    Registration No. 333-169867

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 on Form F-1 (“PE Amendment No. 2”) of Brookfield Residential Properties Inc. hereby amends Post-Effective Amendment No. 1 on Form F-1 which was filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2011 and declared effective on April 12, 2011, and is being filed pursuant to Rule 462(d) of the Commission (“Rule 462(d)”) solely for the purpose of filing the following exhibits in final form:
Exhibit 4.4 — Form of Rights Certificate;
Exhibit 4.5 — Rights Agency and Custodian Agreement, dated May 3, 2011, between Brookfield Properties Corporation and CIBC Mellon Trust Company;
Exhibit 5.1 — Opinion of Goodmans LLP regarding legality of the securities being registered;
Exhibit 8.1 — Opinion of Hodgson Russ LLP regarding United States tax considerations;
Exhibit 8.2 — Opinion of Goodmans LLP regarding Canadian tax considerations;
Exhibit 8.3 — Opinion of Torys LLP regarding United States tax considerations; and
Exhibit 8.4 — Opinion of Torys LLP regarding Canadian tax considerations.
PE Amendment No. 2 contains only Item 8 of Part II and the exhibits set forth above, and those unaffected parts or other exhibits are not included herein. Pursuant to Rule 462(d), this PE Amendment No. 2 is effective upon filing with the Commission.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Exhibits and Financial Statement Schedules.

Exhibits
Number	Document Description
2.1	Merger and Contribution Agreement(1)
3.1	Articles of Incorporation of Brookfield Residential Properties Inc.(1)
3.2	Articles of Amendment of Brookfield Residential Properties Inc., effective August 4, 2010(1)
3.3	Articles of Amendment of Brookfield Residential Properties Inc., effective September 29, 2010(1)
3.4	Articles of Amendment of Brookfield Residential Properties Inc., effective October 8, 2010(1)
3.5	Amended and Restated Bylaws of Brookfield Residential Properties Inc.(1)
4.1	Form of Common Share Certificate(1)
4.2	Form of Senior Note(1)
4.3	Form of Junior Subordinated Note(1)
4.4	Form of Rights Certificate(2)
4.5	Rights Agency and Custodian Agreement, dated May 3, 2011, between Brookfield Properties Corporation and CIBC Mellon Trust Company(2)
5.1	Opinion of Goodmans LLP regarding legality of the securities being registered(2)
8.1	Opinion of Hodgson Russ LLP regarding United States federal income tax considerations(2)
8.2	Opinion of Goodmans LLP regarding Canadian federal tax considerations(2)
8.3	Opinion of Torys LLP regarding United States tax considerations(2)
8.4	Opinion of Torys LLP regarding Canadian tax considerations(2)
23.1	Consent of Goodmans LLP (included in Exhibit 5.1) (2)
23.2	Consent of Hodgson Russ LLP (included in Exhibit 8.1) (2)
23.3	Consent of Goodmans LLP (included in Exhibit 8.2) (2)
23.4	Consent of Torys LLP (included in Exhibit 8.3) (2)
23.5	Consent of Torys LLP (included in Exhibit 8.4) (2)
23.6	Consent of Deloitte & Touche LLP(1)
23.7	Consent of Deloitte & Touche LLP(1)
23.8	Consent of Deloitte & Touche LLP(1)
24.1	Powers of Attorney(1)
99.10	Master Agreement, dated October 4, 2010, between Brookfield Asset Management Inc. and Brookfield Properties Corporation(1)
99.11	Standby Agreement, dated March 31, 2011, between Brookfield Asset Management Inc. and Brookfield Office Properties.(1)

(1)	Previously filed.

(2)	Filed herewith.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, Brookfield Residential Properties Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, and the City of Toronto, Province of Ontario, on May 3, 2011.

BROOKFIELD RESIDENTIAL PROPERTIES INC.
By:	/s/ Alan Norris
Alan Norris
President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Craig J. Laurie
Craig J. Laurie
Chief Financial Officer (Principal Accounting and Financial Officer)

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the indicated capacities on May 3, 2011.

Signature	Title
/s/ Alan Norris Alan Norris	President and Chief Executive Officer, Director
/s/ Craig J. Laurie Craig J. Laurie	Executive Vice President, Chief Financial Officer
/s/ Ian G. Cockwell Ian G. Cockwell	Executive Vice Chairman, Director
/s/ Bruce T. Lehman Bruce T. Lehman	Director
/s/ Patricia M. Newson Patricia M. Newson	Director
/s/ Timothy R. Price Timothy R. Price	Director
/s/ David M. Sherman David M. Sherman	Director
/s/ Robert L. Stelzl Robert L. Stelzl	Director
/s/ Michael D. Young Michael D. Young	Director